Consolidated Edison, Inc.

Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Three Months Ended March 31, 2007	For the Twelve Months Ended December 31, 2006	For the Three Months Ended March 31, 2006
Earnings
Net Income from Continuing Operations	$256	$738	$180
Preferred Stock Dividend	3	11	3
(Income) or Loss from Equity Investees	(1)	(1)	—
Minority Interest Loss	—	1	—
Income Tax	145	390	113
Pre-Tax Income from Continuing Operations	$403	$1,139	$296
Add: Fixed Charges*	153	596	138
Subtract: Pre-Tax Preferred Stock Dividend Requirement	5	18	5
Earnings	$551	$1,717	$429
* Fixed Charges
Interest on Long-term Debt	$124	$465	$109
Amortization of Debt Discount, Premium and Expense	4	16	4
Other Interest	15	75	14
Interest Component of Rentals	5	22	6
Pre-Tax Preferred Stock Dividend Requirement	5	18	5
Fixed Charges	$153	$596	$138
Ratio of Earnings to Fixed Charges	3.6	2.9	3.1